As filed with the Securities and Exchange Commission on May 19, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

ALARIS MEDICAL SYSTEMS, INC.

(Name of Subject Company)

ALARIS MEDICAL SYSTEMS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

011637 10 5

(CUSIP Number of Class of Securities)

David L. Schlotterbeck

President and Chief Executive Officer

ALARIS Medical Systems, Inc.

10221 Wateridge Circle

San Diego, California 92121

(858) 458-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

with copies to:

Marjorie Sybul Adams, Esq.

Piper Rudnick LLP

1251 Avenue of the Americas

New York, New York 10020

(212) 835-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.